UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	24 April 2024 - “Appointment of Dawn Allen as CFO”

99.1

Haleon plc: Appointment of Dawn Allen as Chief Financial Officer

24 April 2024: Haleon plc (the "Company" or "Haleon") (LSE/NYSE: HLN) today announces the appointment of Dawn Allen as Chief Financial Officer ("CFO"). Dawn will join Haleon on 28 October 2024 and will assume the role of CFO and join the Board from 1 November 2024.

This appointment follows Tobias Hestler informing the Board of his decision to step down from his position as CFO to better balance work demands with the management of a long-term health condition. Tobias will step down from the Board on 1 November 2024 and will remain within the business until the end of the year in order to ensure an orderly transition.

Dawn is currently the CFO at Tate & Lyle plc. Prior to joining Tate & Lyle, Dawn had a 25-year career at Mars Inc., where she was most recently Global CFO and VP Global Transformation. Before that, she held a number of senior financial roles in Europe and the US. Dawn also currently serves as a Non-Executive Director and member of the Audit and Risk Committee of ITV plc.

Brian McNamara, Haleon's Chief Executive Officer commented: "We are delighted to have appointed Dawn as our next CFO. She has a proven track record as a CFO with extensive consumer and international experience and will be a great addition to our executive team. I want to take this opportunity to thank Tobias for his significant contribution in creating Haleon as a standalone business and for the close partnership over the last few years. He has played a critical role in shaping and building Haleon's foundations and putting us on a path for long-term success."

Sir Dave Lewis, Haleon's Chair commented: "On behalf of the Board, I would like to thank Tobias for his significant input to the Board and his strong support to Brian and the management team and wish him all the very best for the future. We are very pleased to appoint Dawn as Haleon's CFO. Dawn has deep consumer and financial experience and will be a very welcome addition to the Board."

Dawn Allen commented: "I am very excited to join the team at Haleon. Its clear purpose and fascinating journey through separation and beyond sets a strong foundation for the future. I am looking forward to help shape the next phase of the journey."

Tobias Hestler commented: "I have been a Type 1 diabetic all my life and it's a condition that has always needed careful management. That becomes even more important as you get older and I've therefore concluded that after 30 years, now is the right time to step down and take my experience into non-executive and advisory roles. I've had 15 fantastic years helping bring together the businesses that Haleon has become and listing the company. I'm very proud of the business we have built and the potential that it has. I will continue at Haleon until the end of this year and look forward to helping ensure an orderly transition to Dawn as she takes on the role."

Haleon also separately announces today the appointment of Line De Decker as Chief Human Resources Officer. With over 27 years' experience, Line is currently Chief People & Sustainability Officer at Aliaxis. Prior to that, she held roles at GSK and DuPont, having started her career at PWC. Line will join Haleon on 1 August 2024.

Enquiries

Investors		Media
Sonya Ghobrial	+44 7392 784784	Zoë Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Nidaa Lone	+44 7841 400607
Emma White	+44 7792 750133
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

Notes to Editors

Biography

Dawn Allen
Dawn Allen started her career in 1991 working for the auditing firm EY based in the UK. In 1995, she joined Courtaulds plc in their Corporate Finance department before moving to Mars Inc., in 1997 initially to work as Europe Confectionary Finance Manager spending some time based in the Netherlands. She returned to the UK in 2000 taking on Sales Finance and Financial Controller roles before being appointed as Country CFO Mars Chocolate UK in 2007.

In 2013 she moved to the USA to act as Regional CFO Wrigley Americas before moving back to London in 2016 to take on the role of Global Divisional CFO, Food, Drinks and Multisales. Then, in 2020, she was appointed as Global CFO & VP, Global Transformation at Mars. In May 2022, Dawn was appointed CFO of Tate & Lyle plc.

Dawn was appointed as a Non-Executive Director and member of the Audit & Risk Committee of ITV plc in October 2023. Dawn was previously a Non-Executive Director of Tasty Bite Eatables Ltd, a public company based in India. She holds a Bachelor of Science in Chemistry at Bath University, UK, and is a member of the Institute of Chartered Accountants of England and Wales.

There is no further information to be disclosed in respect of paragraph 9.6.13R of the UK Listing Rules.

Remuneration Statement

Dawn Allen
Dawn's remuneration arrangements on appointment have been set in accordance with the Haleon Directors' Remuneration Policy approved by shareholders at the 2023 AGM on 20 April 2023 and will include:

●	Annual salary of £730,000;
●	Benefits and pension contributions in line with the Directors' Remuneration Policy (and aligned with the majority of the wider UK workforce);
●	Provisions relating to annual bonus and long-term incentive plans: a maximum AIP opportunity of 200% of annual salary and a maximum PSP award of 350% of annual salary; and
●	A pro-rated 2024 PSP award to reflect her start date of 28 October 2024.

All incentive awards are subject to malus and clawback provisions.

Dawn will receive replacement awards to compensate the loss of incentive payments from her current employment. These awards remain subject to performance conditions where appropriate and will mirror, as closely as possible, the value, terms and release timeline of the forfeited awards.

Tobias Hestler
As required by section 430(2B) of the Companies Act 2006, details of remuneration payments made or to be made to Tobias on stepping down as a Director of the Company are detailed below.

Tobias's remuneration arrangements in respect of his departure have been determined by the Remuneration Committee in line with the Directors' Remuneration Policy.

Tobias will continue to receive his salary, pension and benefits until he leaves the business on 31 December 2024. Thereafter, he will be paid in lieu of notice for the remainder of his 12-month notice period until 23 April 2025. A capped contribution will be made to legal fees.

He will be considered an eligible leaver and, in accordance with the Directors' Remuneration Policy, will be eligible for a 2024 annual incentive award to be determined by the Remuneration Committee in February 2025 and paid in March 2025, with 50% deferred for three years.

Outstanding deferred bonus awards will be released on the original timetable, subject to malus and clawback provisions.

Outstanding long-term incentive awards will be pro-rated to the end of Tobias's employment and will vest in line with the original vesting dates, subject to satisfaction of the performance conditions.

All outstanding awards will remain subject to malus and clawback provisions. His 2024 PSP award which was granted in March 2024 will lapse.

Tobias's shareholding will be subject to the share ownership guideline (350% of his current salary or, if lower, his shareholding at the time of termination) for a period of two years after the termination of his employment.

Full remuneration arrangements for the outgoing and the incoming CFO will be disclosed in the Annual Report and Form-20F 2024 and subsequent years as appropriate.

About Haleon
Haleon (LSE / NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans five major categories - Oral Health, Pain Relief, Respiratory Health, Digestive Health and Other, and Vitamins, Minerals and Supplements (VMS). Its long-standing brands - such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, parodontax and Centrum - are built on trusted science, innovation and deep human understanding.

For more information, please visit www.haleon.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: April 24, 2024	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary